

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 13, 2017

David Po
Chief Executive Officer
Image Chain Group Limited, Inc.
Room 503, 5/F, New East Ocean Centre
9 Science Museum Road
Kowloon, Hong Kong, S.A.R.

> **Re:** **Image Chain Group Limited, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed April 18, 2017**
> **File No. 000-55326**

Dear Mr. Po:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Report of Registered Independent Public Accounting Firm, page F-1

1. We note that in the auditor opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Image Chain Group Limited, Inc. as of December 31, 2016 and 2015. We further note in the last paragraph, that the company disposed of all its substantial operations, that management did not assert that as part of the disposition procedures of such operations that a fair value for those assets was obtained by a third-party assessor and it was not clear to the auditors that the management was able to exercise diligence on the transaction or the buyer of the discontinued operations. This language appears to be a scope limitation. Given that qualified audit opinions are not permitted in filings with the Commission, such language would not be appropriate in an audit report that is included in the company's filings. Please tell us whether this report represents a qualified auditors' opinion and amend the audit report as necessary. Please refer to Rule 2-02(b) of Regulation S-X and SAB Topic 1E.2.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Melissa Gilmore at (202) 551-3777 or me at (202) 551- with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure